

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

James K. Saccaro
Executive Vice President and Chief Financial Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015

> **Re: Baxter International Inc.**
> **Registration Statement on Form S-4**
> **Filed April 28, 2022**
> **File No. 333-264529**

Dear Mr. Saccaro:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations required by the no-action letters. Specifically, the Company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus to include these representations on behalf of the Company. Alternatively, you may provide us with a supplemental letter that includes

these representations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari B. Blaut